UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

Forward-Looking Statements

This report and the exhibit hereto contain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning Brooge Petroleum and Gas Investment Company’s (“BPGIC”), Brooge Petroleum and Gas Investment Company Phase III FZE’s (“BPGIC III”) and Brooge Energy Limited’s (“Brooge Energy”) expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “would,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the ultimate geographic spread, duration and severity of the coronavirus outbreak and the effectiveness of actions taken, or actions that may be taken, by governmental authorities to contain the outbreak or ameliorate its effects; (2) Brooge Energy’s and its subsidiaries’ ability to obtain financing for Phase III on commercially reasonable terms; (3) Brooge Energy’s and its subsidiaries’ ability to negotiate and enter into development and offtake agreements on commercially reasonable terms; (4) the results of technical and design feasibility studies, including the Soil Investigation and the Environmental Impact Assessment report for Phase III; (5) the loss of any end-users; (6) changes in customer demand with respect to ancillary services provided by Brooge Energy and its subsidiaries including throughput, blending, heating, and intertank transfers; (7) Brooge Energy’s and its subsidiaries’ ability to effectively manage the risks and expenses associated with the construction of Phase II, Phase III and other growth and expansion projects; and (8) other risks and uncertainties indicated from time to time in filings with or submissions to the SEC by Brooge Energy. Readers are referred to the most recent reports filed with or furnished to the SEC by Brooge Energy. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

CONTENTS

Results of Annual General Meeting and Letter to Shareholders

Results of Annual General Meeting

On December 18, 2020, the Company held its annual general meeting of shareholders (the “Annual General Meeting”). At the Annual General Meeting, the shareholders considered, passed and approved the following proposals:

A. To elect seven directors:

RESOLVED AS AN ORDINARY RESOLUTION THAT Dr. Yousef Mahmoud Mohammad Alassaf be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company.

RESOLVED AS AN ORDINARY RESOLUTION THAT Abu Bakar Siddique Ali Chowdhury be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company.

RESOLVED AS AN ORDINARY RESOLUTION THAT Nicolaas Lammert Paardenkooper be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company.

RESOLVED AS AN ORDINARY RESOLUTION THAT Saleh Mohamed Yammout be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company.

RESOLVED AS AN ORDINARY RESOLUTION THAT Dr. Simon Victor Madgwick be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company.

RESOLVED AS AN ORDINARY RESOLUTION THAT Bryant Edwards be appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company.

RESOLVED AS AN ORDINARY RESOLUTION THAT Lina Saheb be appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company.

The voting results are set forth below:

Nominee	For	Against	Abstain	Broker Non-Votes
Dr. Yousef Mahmoud Mohammad Alassaf	101,537,988	0	0	2,963,687
Abu Bakar Siddique Ali Chowdhury	101,537,988	0	0	2,963,687
Nicolaas Lammert Paardenkooper	99,502,909	2,035,079	0	2,963,687
Saleh Mohamed Yammout	99,502,909	2,035,079	0	2,963,687
Dr. Simon Victor Madgwick	101,537,988	0	0	2,963,687
Bryant Edwards	101,537,988	0	0	2,963,687
Lina Saheb	99,502,909	2,035,079	0	2,963,687

As a result of the Annual General Meeting, the Company’s board of directors now consists of Dr. Yousef Mahmoud Mohammad Alassaf, Abu Bakar Siddique Ali Chowdhury, Nicolaas Lammert Paardenkooper, Saleh Mohamed Yammout, Dr. Simon Victor Madgwick, Bryant Edwards and Lina Saheb.

B. Ratifying, on a non-binding basis, the appointment of PricewaterhouseCoopers as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2020:

RESOLVED AS AN ORDINARY RESOLUTION THAT the appointment of PricewaterhouseCoopers as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2020 is ratified.

The voting results are set forth below.

For	Against	Abstain	Broker Non-Votes
101,537,988	0	0	2,963,687

At the Annual General Meeting, the Company’s shareholders ratified, on a non-binding basis, the appointment of PricewaterhouseCoopers as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2020.

These items were the only matters voted upon at the Annual General Meeting.

Letter to Shareholders

On December 21, 2020, the Company issued a letter to shareholders announcing (i) that its Phase II facility will now begin operations during 1H 2021 because COVID-19 restrictions caused supply chain disruptions impacting the final construction stage and (ii) the results of the Annual General Meeting. A copy of the letter to shareholders is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Letter to Shareholders dated December 21, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2020

BROOGE ENERGY LIMITED

By:	/s/ Nicolaas L. Paardenkooper
Name: Nicolaas L. Paardenkooper
Title: Chief Executive Officer

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